10029978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V. Delaney & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

Delaney Joseph Vincent

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Delaney 949-720-0063 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, Joseph V. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V. Delaney & Associates, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Joseph V. Delaney
Signature

Sole proprietor
Title

SEE ATTACHED CALIFORNIA ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On May 19th 2010 (Date) before me, Felipa Chavez Notary Public (Here Insert Name and Title of the Officer),

personally appeared Joseph V. Delaney (Name(s) of Signer(s)),

FELIPA CHAVEZ
Commission # 1724594
Notary Public - California
Orange County
My Comm. Expires Feb 10, 2011

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Felipa Chavez (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: May 19th 2010 Number of Pages: 1

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE – MARCH 31, 2010

J.V. DELANEY & ASSOCIATES

NON CONFIDENTIAL

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNTANT

Mr. J.V. Delaney, Proprietor
J.V. Delaney & Associates
Sherman Oaks, California

I have audited the accompanying statement of financial condition of J.V. Delaney & Associates, as of March 31, 2010 and the related statements of operations, cash flows and changes in owner's equity for the 15 months then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of J.V. Delaney & Associates' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of J.V. Delaney & Associates as of March 31, 2010 and the results of its operations, changes in financial condition and shareholders' equity for the 15 months then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
May 17, 2010

J.V DELANEY & ASSOCIATES
Statement of Financial Condition
March 31, 2010

Assets		
Cash	$	10,789
Prepaid expenses		375
Furniture and equipment, at cost, less accumulated depreciation of $129,975		14,441
Total assets	$	25,605
Liabilities and Owner's Equity		
Liabilities		
Accrued expenses	$	560
Total liabilities		560
Owner's Equity		
Proprietor's capital		25,045
Total liabilities and owner's equity	$	25,605

The accompanying notes are an integral part of these financial statements

J.V. DELANEY & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010

NOTE 1 – NATURE OF BUSINESS

J.V. Delaney & Associates (the Company) a sole proprietorship, is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The Company acts as an investment banker and financial advisor to public and private companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Property, Equipment and Depreciation** – Property and Equipment are carried at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the related assets down to a residual salvage value approximating ten percent.

B) **Use of Estimates** – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Company has elected to be taxed as a sole proprietor; therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 7 for the computation of net capital.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is exempt from SIPC membership therefore the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for 15 months year ending March 31, 2010 is not required.

J.V DELANEY & ASSOCIATES
Schedule I -- Computation of Net Capital Requirements
Pursuant To Rule15c3-1
March 31, 2010

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	25,045
Non allowable assets:		
Prepaid assets		(375)
Furniture and equipment net of accumulated depreciation		(14,441)
NET CAPITAL	$	10,229
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness	$	37
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	19,671
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	24,615
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)	$	560
Percentage of aggregate indebtedness to net capital		0

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	10,230
Variance:		
Rounding		(1)
Net Capital Per Audit	$	10,229

The accompanying notes are an integral part of these financial statements

J.V. DELANEY & ASSOCIATES
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF MARCH 31, 2010

A computation of reserve requirement is not applicable to J.V. Delaney & Associates qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J.V. DELANEY & ASSOCIATES
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF MARCH 31, 2010

Information relating to possession or control requirements is not applicable to J.V. Delaney & Associates as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Mr. J.V. Delaney
J.V. Delaney & Associates
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of J.V. Delaney & Associates (the Company) for the 15 months ended March 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mr. J.V. Delaney, Proprietor
J.V. Delaney & Associates
Newport Beach, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2010 to meet the SEC's objectives.

During my examination, I also examined the J.V. Delaney & Associates Anti-Money Laundering (AML) Program. It appears from my review that the Company's AML Program confirms to the requirements of FINRA.

This report is intended solely for the information and use of the Owner, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
May 17, 2010